Exhibit 99.1

Contact:	Patrick Suehnholz
Director of Investor Relations
Greenhill & Co., Inc.
(212) 389-1800

GREENHILL & CO. REPORTS SECOND QUARTER 2023 RESULTS

•	Announced definitive agreement for Greenhill to be acquired by Mizuho Financial Group, Inc. in an all-cash transaction at $15 per share

•	Quarterly revenues of $71.4 million, up 98% from prior year’s second quarter

•	Year to date revenues of $121.1 million, up 49% from the same period in 2022

•	Compensation ratio of 54% for the quarter; 82% for the year to date period

•	Operating margin of 21% for the quarter

•	Recruited two additional Managing Directors during the quarter

NEW YORK, NEW YORK, August 9, 2023 – Greenhill & Co., Inc. (NYSE: GHL) today reported revenues of $71.4 million, net income of $4.4 million and diluted earnings per share of $0.21 for the quarter ended June 30, 2023.

The Firm’s second quarter 2023 revenues compare to revenues of $36.0 million in the second quarter of 2022, which represents an increase of $35.4 million.  The Firm’s second quarter 2023 net income and diluted earnings per share compared to a net loss of $18.7 million and a loss per share of $1.03 for the second quarter 2022.

For the six months ended June 30, 2023, revenues of $121.1 million compare to $81.5 million for the comparable period in 2022, an increase of $39.6 million. For the first half of 2023, a net loss of $18.9 million and a loss per share of $1.02 compare to a net loss of $30.8 million and a loss per share of $1.68 for the same period in 2022.

The Firm’s revenues and net income can fluctuate materially depending on the number, size and timing of completed transactions on which it advised and other factors.  Accordingly, the revenues and net income in any particular period may not be indicative of future results.

“The most important development in our business in recent months was the announcement of our agreement to be acquired by the U.S. subsidiary of Mizuho, the Japanese bank, and in the weeks since then we have made good progress toward completing that transaction. At the same time, our business has continued to perform well, with a respectable level of revenue relative to a very quiet M&A market, continued strong retention of employees, recruitment of new talent at all levels and a pace of new client assignment wins that is unchanged since our transaction announcement. We look forward to completing our transaction, after which we will seek to deliver to clients the best of two business models: a leading global advisory business operating under the familiar Greenhill brand along with the full suite of financing and other products that a major, full service, global investment bank like Mizuho can offer,” Scott L. Bok, Chairman and Chief Executive Officer, commented.

Revenues

Revenues were $71.4 million in the second quarter of 2023 compared to $36.0 million in the second quarter of 2022, an increase of $35.4 million, or 98%.  The improvement principally resulted from an increase in the number and size of transaction completion fees.

For the six months ended June 30, 2023, revenues were $121.1 million compared to $81.5 million in 2022, an increase of $39.6 million, or 49%. The increase principally resulted from larger transaction completion fees and an increase in retainer fees.  On a year to date basis our performance was stronger across all regions, and particularly strong in the U.S., as compared to the same year to date period in 2022.

Recruiting Update

Today we are announcing the recruitment of two new Managing Directors.  Derek Deas (most recently Managing Director at Credit Suisse) will join our Houston office as a Managing Director focused on the Oil and Gas sector.  Manish Nehra (most recently Managing Director at Credit Suisse) will join as a Managing Director focused on Industrials M&A, based in New York.

Including all Managing Directors whose recruitment we have announced to date, we have 77 client-facing Managing Directors as of this date.

Expenses

Operating Expenses

Our total operating expenses for the second quarter of 2023 were $56.6 million, which compared to $56.9 million of total operating expenses for the second quarter of 2022. The slight decrease in total operating expenses of $0.3 million resulted from a decrease in our compensation and benefits expenses offset by an increase in our non-compensation operating expenses, each as described in more detail below.

For the six months ended June 30, 2023, our total operating expenses were $132.1 million, which compared to $116.9 million of total operating expenses in the first half of 2022. The increase in total operating expenses of $15.2 million, or 13%, resulted from increases in our compensation and benefits expenses and non-compensation operating expenses, each as described in more detail below.

The following table sets forth information relating to our operating expenses.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
	(in millions, unaudited)
Employee compensation and benefits expenses	$38.2	$43.2	$98.8	$90.0
% of revenues	54%	120%	82%	110%
Non-compensation operating expenses	18.4	13.8	33.3	26.9
% of revenues	26%	38%	28%	33%
Total operating expenses	56.6	56.9	132.1	116.9
% of revenues	79%	158%	109%	143%
Total operating income (loss)	14.8	(20.9)	(11.0)	(35.4)
Operating profit margin	21%	NM	NM	NM

Compensation and Benefits Expenses

Our employee compensation and benefits expenses for the second quarter of 2023 were $38.2 million  as compared to $43.2 million for the second quarter of 2022.  The decrease in expense of $5.0 million, or 11%, was largely due to a reduction in accrued compensation to better align compensation with year to date revenue generation and reduced amortization of deferred compensation due to higher forfeitures of unvested awards. The ratio of compensation expense to revenues declined to 54% in the second quarter of 2023 as compared to 120% in the same period in 2022 principally due to significantly higher revenues in the second quarter of 2023.

For the six months ended June 30, 2023, our employee compensation and benefits expenses were $98.8 million compared to $90.0 million for the same period in 2022. The increase in expense of $8.8 million, or 10%, was largely a result of the timing of an accounting charge for incentive compensation. The ratio of compensation to revenues for the six month periods in 2023 declined to 82% for the six months ended June 30, 2023 as compared to 110% in the same period in 2022 principally due to much higher first half revenues in 2023.

Our compensation expense is generally based upon revenues and can fluctuate materially in any particular period depending upon changes in headcount, amount of revenues recognized, as well as other factors.  Accordingly, the amount of compensation expense recognized in any particular period may not be indicative of compensation expense in a future period.

Non-Compensation Operating Expenses

For the three months ended June 30, 2023, our non-compensation operating expenses of $18.4 million increased $4.6 million, or 34%, as compared to $13.8 million in the same period in 2022.  The increase principally resulted from a foreign currency loss in the second quarter of 2023 compared to a foreign currency gain in the same period in the prior year, an increase in professional fees due to the pending Mizuho transaction, and higher information services costs.

Non-compensation expenses as a percentage of revenues for the three months ended June 30, 2023 were 26% compared to 38% for the same period in 2022.  The decrease in non-compensation expenses as a percentage of revenues resulted from the effect of spreading higher non-compensation costs over much higher revenues in the second quarter of 2023 as compared to the same period in 2022.

For the first half of 2023, our non-compensation operating expenses of $33.3 million increased $6.4 million, or 24% as compared to $26.9 million in the comparable period in 2022. The  increase principally resulted from incremental costs related to our relocation to new space in London, higher travel costs, professional fees incurred related to our acquisition, increased information services costs as well as the impact of foreign currency as mentioned above.

Non-compensation expenses as a percentage of revenues for the six months ended June 30, 2023 were 28% compared to 33% for the same period in 2022. The decrease in non-compensation expenses as a percentage of revenues resulted from the effect of spreading higher non-compensation costs over much higher revenues in the six months ended June 30, 2023, as compared to the same period in 2022.

Our non-compensation operating expenses can vary as a result of a variety of factors such as changes in headcount, the amount of recruiting and business development activity, the amount of office expansion, the amount of client reimbursed expenses, the impact of currency movements and other factors.  Accordingly, the non-compensation operating expenses in any particular period may not be indicative of the non-compensation operating expenses in future periods.

Interest Expense

For the three months ended June 30, 2023, we incurred interest expense of $6.3 million as compared to $3.3 million for the same period in 2022. The increase of $3.0 million principally related to impact of significantly higher market borrowing rates in the second quarter of 2023 compared to the same period in 2022.

For the six months ended June 30, 2023, we incurred interest expense of $12.1 million, an increase of $6.1 million as compared to $6.0 million for the same period in 2022. The increase principally related to the impact of significantly higher market borrowing rates in the first six months of 2023 as compared to the same period in 2022.

The rate of interest on our borrowing is based on LIBOR and can vary from period to period.   Accordingly, the amount of interest expense in any particular period may not be indicative of the amount of interest expense in future periods. There can be no certainty that our borrowing rate will not increase in future periods as a result of the transition from LIBOR to SOFR or another alternative rate.

Provision for Income Taxes

For the three months ended June 30, 2023, we recognized income tax expense of $4.1 million, which reflected an effective tax rate of 48%.  This compared to an income tax benefit of $5.4 million for the same period in 2022, which reflected an effective tax rate of 22%. The income tax expense for the quarter ended June 30, 2023 included a charge of $1.9 million related to the tax effect of the vesting of restricted stock units with a grant price higher than the market price. Excluding this charge, the effective tax rate for the second quarter of 2023 would have been 27%.

For the six months ended June 30, 2023, due to our pre-tax loss we recognized an income tax benefit of $4.2 million, which included a charge of $1.8 million related to the tax effect of the vesting of restricted stock units at a grant price higher than the market price. This compared to an income tax benefit for the six month period ended June 30, 2022 of $10.6 million, which included a benefit of $1.0 million related to the tax effect of the vesting of restricted stock units at a market price higher than the grant price. Excluding these charges/benefits, the effective tax rates for the six month periods ended June 30, 2023 and 2022 would have been 26% and 23%, respectively.

The effective tax rate can fluctuate as a result of variations in the relative amounts of income earned and the tax rate imposed in the tax jurisdictions in which we operate. Accordingly, the effective tax rate in any particular period may not be indicative of the effective tax rate in future periods.

Liquidity and Capital Resources

As of June 30, 2023, we had cash and cash equivalents of $47.7 million and term loan debt with a principal balance of $270.1 million. Our net debt was $222.4 million. The remaining principal balance of the term loan is due at maturity on April 12, 2024 and may be repaid further in advance of maturity without penalty.

During the second quarter of 2023, we repurchased 401,485 restricted stock units from employees at the time of vesting to settle tax liabilities at an average price of $6.96 per share, for a total cost of $2.8 million.

In the aggregate for the year, as of June 30, 2023, we have repurchased in the open market 69,112 shares of our common stock at an average price of $11.88 per share, for a total cost of $0.8 million and also repurchased 909,722 restricted stock units from employees at the time of vesting to settle withholding tax liabilities at an average price of $10.81 per share, for a total cost of $9.8 million.

For the twelve month period through January 31, 2024, our Board of Directors has authorized  up to $30 million in purchases of shares and share equivalents (via tax withholding on vesting of restricted stock units). As of June 30, 2023, we have $19.9 million remaining under that authorization.

Under the terms of the merger agreement with Mizuho, Mizuho has agreed to (i) refinance our term loan if the proposed transaction has not closed by March 12, 2024 on the terms specified in the merger agreement, and (ii) if at the time of closing of the proposed transaction, our credit agreement is outstanding and our term loan has not been refinanced by Mizuho, to repay in full all obligations of the term loan on the terms specified in the merger agreement.

Pending Merger with Mizuho

On May 22, 2023, we and Mizuho Financial Group, Inc. announced that we entered into a definitive agreement under which Mizuho will acquire Greenhill in an all-cash transaction at $15 per share.  Under the terms of the merger agreement, which was unanimously approved by our Board of Directors, a wholly owned subsidiary of Mizuho Americas, LLC will merge with and into Greenhill, with Greenhill surviving the merger as a wholly owned subsidiary of Mizuho Americas, LLC. The transaction is expected to close by year end and is subject to approval by Greenhill stockholders, as well as required regulatory approvals and other customary closing conditions.  As a result of the proposed transaction with Mizuho, Greenhill will not be hosting a conference call related to its second quarter 2023 earnings release.

Dividend

The Board of Directors of Greenhill & Co., Inc. has declared a dividend of $0.10 per share to be paid on September 27, 2023 to common stockholders of record on September 13, 2023.

Greenhill & Co., Inc. is a leading independent investment bank entirely focused on providing financial advice on significant mergers, acquisitions, restructurings, financings and capital raising to corporations, partnerships, institutions and governments globally. It acts for clients located throughout the world from its offices in New York, Chicago, Frankfurt, Hong Kong, Houston, London, Madrid, Melbourne, Paris, San Francisco, Singapore, Stockholm, Sydney, Tokyo and Toronto.

Cautionary Note Regarding Forward-Looking Statements

The preceding discussion should be read in conjunction with our condensed consolidated financial statements and the related notes that appear below. We have made statements in this discussion that are forward-looking statements. Words or phrases such as “believe,” “estimate,” “expect,” “anticipate,” “plan,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions, or the negatives of those words or phrases, may identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition of Greenhill by Mizuho, including future financial and operating results, Greenhill’s or Mizuho’s plans, objectives, expectations and intentions, the expected timing of completion of the proposed transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in our reports filed with the Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of Greenhill or Mizuho to terminate the definitive merger agreement; the outcome of any legal proceedings that may be instituted against us or Mizuho; the possibility that the proposed transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect us or Mizuho or the expected benefits of the proposed transaction); the risk that the benefits from the proposed transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which we and Mizuho operate; the ability to promptly and effectively integrate the businesses of Greenhill with those of Mizuho; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of the our or Mizuho’s clients, employees or other business partners, including those resulting from the announcement or completion of the proposed transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID-19 pandemic on our or Mizuho’s businesses, the ability to complete the proposed transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause our or Mizuho’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm our or Mizuho’s results.

All forward-looking statements attributable to us or Mizuho, or persons acting on our or Mizuho’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and we and Mizuho do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If we or Mizuho update one or more forward-looking statements, no inference should be drawn that we or Mizuho will make additional updates with respect to those or other forward-looking statements. Further information regarding Greenhill and factors which could affect the forward-looking statements contained herein can be found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and our other filings with the SEC. Further information regarding factors that could affect Mizuho’s results is included in a number of publicly available documents published by Mizuho. These include Mizuho’s annual securities report, Integrated Report, and “Item 3.D. Key Information-Risk Factors” in Mizuho’s most recent Form 20-F filed with the SEC, which is available in the Financial Information section of Mizuho’s web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov.

Additional Information and Where to Find It

In connection with the proposed transaction, we filed with the SEC a definitive proxy statement on July 13, 2023, which was mailed to Greenhill stockholders on or about July 14, 2023. This communication does not constitute a solicitation of any vote or approval. GREENHILL STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREENHILL, MIZUHO, AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of documents filed with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors may obtain a free copy of our filings with the SEC from the investors relations section of our website at https://www.greenhill.com/en/investor/filings or by directing a request to: Greenhill & Co., Inc., 1271 Avenue of the Americas, New York, NY 10020, (212) 389-1800, investorrelations@greenhill.com.

Participants in the Solicitation

Greenhill, its directors and certain of its officers and employees may be deemed to be participants in the solicitation of proxies from Greenhill stockholders in connection with the proposed transaction. Information about the interests of our directors and executive officers and other persons who may be deemed to be participants in the solicitation of Greenhill stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement related to the proposed transaction, which was filed with the SEC on July 13, 2023 and mailed to Greenhill stockholders on or about July 14, 2023. Additional information about Greenhill, our directors and executive officers and their ownership of Greenhill common stock is also set forth in the definitive proxy statement for our 2023 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on March 13, 2023, and other documents subsequently filed by us with the SEC. Free copies of these documents may be obtained as described above.

Greenhill & Co., Inc. and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
(In thousands, except share and per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
Revenues	$71,435	$36,049	$121,113	$81,490

Operating Expenses
Employee compensation and benefits	38,223	43,163	98,799	90,012
Occupancy and equipment rental	4,732	4,439	9,721	8,842
Depreciation and amortization	886	625	1,773	1,245
Information services	3,421	2,336	5,777	4,636
Professional fees	2,987	2,231	4,982	4,197
Travel related expenses	1,676	1,549	3,599	2,669
Other operating expenses	4,689	2,579	7,460	5,290
Total operating expenses	56,614	56,922	132,111	116,891
Total operating income (loss)	14,821	(20,873)	(10,998)	(35,401)
Interest expense	6,260	3,258	12,073	6,013
Income (loss) before taxes	8,561	(24,131)	(23,071)	(41,414)
Provision (benefit) for taxes	4,124	(5,399)	(4,190)	(10,576)
Net income (loss)	$4,437	$(18,732)	$(18,881)	$(30,838)

Average shares outstanding:
Basic	18,802,352	18,237,538	18,560,137	18,330,545
Diluted	21,461,523	18,237,538	18,560,137	18,330,545
Earnings (loss) per share:
Basic	$0.24	$(1.03)	$(1.02)	$(1.68)
Diluted	$0.21	$(1.03)	$(1.02)	$(1.68)